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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

SOUTHERN MICHIGAN BANCORP, INC.

(Name of Issuer)

Common Stock, par value $2.50

(Title of Class of Securities)

84336P103

(Cusip Number)

12/31/02

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 84336P103

1.	Name of Reporting Person: Southern Michigan Bank & Trust		I.R.S. Identification Nos. of above persons (entities only): 38-1053740

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: State of Michigan

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 105,132.23*

		7.	Sole Dispositive Power: 0

		8. *	Shared Dispositive Power: 0 Shares are held by Southern Michigan Bank & Trust in various fiduciary capacities.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 105,132.23

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☒

11.	Percent of Class Represented by Amount in Row (9): 5.6%

12.	Type of Reporting Person (See Instructions): BK

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13G

Item 1.
	(a)	Name of Issuer:
Southern Michigan Bancorp, Inc.
	(b)	Address of Issuer’s Principal Executive Offices:
51 West Pearl Street Coldwater, Michigan 49036

Item 2.
	(a)	Name of Person Filing:
Southern Michigan Bank & Trust
	(b)	Address of Principal Business Office or, if none, Residence:
51 West Pearl Street Coldwater, Michigan 49036
	(c)	Citizenship:
State of Michigan
	(d)	Title of Class of Securities:
Common Stock, par value $2.50
	(e)	CUSIP Number:
84336P103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☒ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
105,132.23 - See item 6 below
(b) Percent of class:
5.6%
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
0
(ii) Shared power to vote or to direct the vote:
105,132.23*
(iii) Sole power to dispose or to direct the disposition of:
0
(iv) Shared power to dispose or to direct the disposition of:
0**
* Shares are held by Southern Michigan Bank & Trust in various fiduciary capacities.
** See item 6 below.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Southern Michigan Bank & Trust, a wholly owned subsidiary of Southern Michigan Bancorp, Inc. (the “Bank”) holds the shares described above in various fiduciary capacities. As a matter of internal policy, the Bank does not exercise any power to dispose or direct the disposition of such shares and requires authority from its customers prior to any disposition. Certain of the customers on whose behalf the Bank holds the securities have the sole right to receive and the power to direct the receipt of dividends from, or proceeds from the sale, of such shares. No single customer has an interest that relates to 5% or more of such shares. The Bank is also the trustee of an ESOP/401-K Plan for its employees which holds 104,841 shares of Southern Michigan Bancorp, Inc. stock. The Bank holds no power to vote or direct the disposition of such shares and the Bank disclaims beneficial ownership of such shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2003

SOUTHERN MICHIGAN BANK & TRUST

By:	/s/ Mary L. Guthrie
Mary L. Guthrie
Its:	Vice President and Senior Trust Officer

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